Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 20 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing two of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol JD.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9618)

RECORD DATE FOR ANNUAL GENERAL

MEETING OF SHAREHOLDERS

Please note that the record date for determining the eligibility of the holders of our Class A ordinary shares with a par value of US$0.00002 each (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.00002 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Shares”), to attend and vote (if any matter requires shareholders’ vote) at our forthcoming annual general meeting of shareholders (the “General Meeting”) will be as of close of business on Thursday, May 19, 2022 (Hong Kong time) (the “Shares Record Date”). In order to be eligible to attend, and vote at (if applicable), the General Meeting, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Thursday, May 19, 2022 (Hong Kong time). All persons who are registered holders of the Shares on the Shares Record Date will be entitled to attend, and vote at (if applicable), the General Meeting.

Holders of American depositary shares (the “ADSs”) issued by Deutsche Bank Trust Company Americas, as depositary of the ADSs (the “Depositary”), and representing our Class A Ordinary Shares may not attend or vote at the General Meeting. Holders of ADSs as of close of business on Thursday, May 19, 2022 (New York time) (the “ADSs Record Date”, together with the Shares Record Date, the “Record Date”), will be able to instruct the Depositary as to how to vote the Class A Ordinary Shares represented by such ADSs if any matter requires shareholders’ vote at the General Meeting. In case any matter requires shareholders’ vote, upon the timely receipt of a properly completed ADS voting instruction card, the Depositary will endeavour, to the extent practicable and legally permissible, to vote or cause to be voted at the General Meeting the amount of Class A Ordinary Shares represented by the ADSs in accordance with the instructions set forth in the ADS voting instruction card. Please be aware that, due to the time difference between Hong Kong and New York, if a holder of ADSs cancels his/her ADSs in exchange for Class A Ordinary Shares on Thursday, May 19, 2022 (New York time), such holder of ADSs will not be able to instruct the Depositary as to how to vote the Class A Ordinary Shares represented by the cancelled ADSs as described above, and will also not be a holder of those Class A Ordinary Shares as of the Shares Record Date for the purpose of determining the eligibility to vote at the General Meeting, if applicable.

Details including the date and location of our General Meeting will be set out in our notice of General Meeting to be issued and provided to holders of our Shares and ADSs as of the respective Record Date together with the proxy materials (if applicable) in due course.

By Order of the Board of Directors
JD. com, Inc.
Mr. Richard Qiangdong Liu
Chairman of the Board of Directors

Beijing, China, May 4, 2022

As at the date of this announcement, our board of directors comprises Mr. Richard Qiangdong LIU as the chairman, Mr. Lei XU as the executive director, Mr. Ming HUANG, Mr. Louis T. HSIEH, Mr. Dingbo XU and Ms. Caroline SCHEUFELE as the independent directors.

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